October 28, 2014

VIA EDGAR

Linda Cvrkel, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: VCA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-16783

Dear Ms. Cvrkel:

We are submitting this letter in response to the comments set forth in your letter dated October 9, 2014, relating to our Form 10-K for fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2014.  We acknowledge that we are responsible for the adequacy and accuracy of our disclosures in our filing.  We understand that staff comments or changes to our disclosure as a result of staff comments do not foreclose the Commission from taking any action with respect to our filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them our responses.

General

1.
We note the brief discussion of direct costs within the gross profit sections that indicates that Animal Hospital direct costs comprise all costs of services and products at the animal hospitals including, but not limited to, salaries of veterinarians, technicians and all other animal hospital-based personnel, facilities rent, occupancy costs, supply costs, depreciation and amortization, certain marketing and promotional expenses and costs of goods sold associated with the retail sales of pet food and pet supplies. Similarly, you indicate that Laboratory direct costs comprise all costs of laboratory services including, but not limited to, salaries of veterinarians, specialists, technicians and other laboratory-based personnel, transportation and delivery costs, facilities rent, occupancy costs, depreciation and amortization and supply costs. We also note your discussion that several acquisitions that had lower gross profit percentages at the time of acquisition have improved as a result of cost efficiencies. In light of the numerous components within direct costs and its materiality, we believe that a separate discussion of direct costs is appropriate, at least at the consolidated level, and at a segment level to the extent changes in direct costs materially impact the segments measure of profit. We believe that additional discussion addressing material fluctuations for each significant component within direct costs would provide your investors with an increased depth of and knowledge necessary to properly evaluate your operating results. Please revise accordingly.

Company Response

We will comply with your request to revise our disclosure; however we do not believe an amendment to our 2013 Form 10-K is necessary.  Compensation related costs and supplies make up the large majority of our direct costs and that fact was mentioned in the discussion of our gross profit related variances in our 2013 Form 10-K.  We agree that quantifying the changes will provide our investors greater clarity with respect to direct cost, however we do not feel that our provided disclosures were deficient.  We will begin providing the revised discussion in our third quarter 10-Q filing.  The disclosure that follows is an example of what will be included in prospective filings.

Direct Costs

The following table summarizes our direct costs (in thousands, except percentages):

	For the Years Ended December 31,
	2013		2012		2011		% Change
	$	% of Revenue	$	% of Revenue	$	% of Revenue	2013	2012
Animal Hospital	$1,208,781	85.3%	$1,142,203	85.8%	$970,310	84.4%	5.8%	17.7%
Laboratory	180,952	52.5%	176,040	53.7%	173,007	54.6%	2.8%	1.8%
All Other	74,139	65.8%	74,253	65.7%	59,459	73.9%	(0.2)%	24.9%
Intercompany	(69,883)	(3.9)%	(67,828)	(4.0)%	(55,872)	(3.8)%	(3.0)%	(21.4)%
Total direct costs	$1,393,989	77.3%	$1,324,668	77.9%	$1,146,904	77.2%	5.2%	15.5%

Consolidated direct costs increased $69.3 million and $177.8 million for the years ended December 31, 2013 and 2012, respectively.  The increases were primarily attributable to compensation related costs and supplies, both predominately in the animal hospital segment.

Direct Costs – Animal Hospital Segment

Direct costs increased $66.6 million for the year ended December 31, 2013, as compared to 2012.  The increase was primarily due to an increase in compensation related expenses of $37.2 million, supplies of $9.2 million and depreciation and amortization of $3.1 million.  The remainder of the increase was due to numerous items, all of which were individually immaterial. The increases in compensation related costs and supplies generally are related to revenue growth.  The increase in depreciation and amortization is related to acquired animal hospitals.

Direct costs increased $171.9 million for the year ended December 31, 2012, as compared to 2011. The increase was primarily due to the acquisition of AVC in Canada.  Excluding AVC, direct costs increased $88.6 million primarily due to an increase in compensation related expenses of $47.0 million, supplies of $10.3 million, depreciation and amortization of $9.1 million and rent of $5.7 million.  The remainder of the increase was due to numerous items, all of which were individually immaterial. As mentioned above, the increases in compensation related costs and supplies generally are related to revenue growth.  The increase in depreciation and amortization and rent is related to acquired animal hospitals.

2.
Furthermore, with respect to selling, general, and administrative expenses, please tell us and revise to clearly describe the nature of these costs as compared to those included in direct costs so that an investor can clearly understand why you have classified certain costs under SG&A as compared to direct. Please provide the reasons for each material fluctuation, and if a change is attributed to more than one factor, separately quantify the reasons for each. We may have further comment upon reviewing your response.

Company Response

We will comply with your request to revise our disclosure; however we do not believe an amendment to our 2013 Form 10-K is necessary.  Once again we agree that the revised disclosures will provide greater clarity, however we do not feel that our provided disclosures were deficient.  The disclosure that follows is an example of what will be included in prospective filings beginning with the third quarter Form 10-Q.

SG&A is primarily comprised of costs incurred to support each of our business units.  These costs typically include compensation related items for our accounting, legal, information technology, marketing, training, and medical operations departments and in addition, other shared costs such as marketing and rent for corporate facilities.  Consolidated SG&A expense increased $756,000 and $36.0 million for the years ended December 31, 2013 and 2012, respectively.

Consolidated SG&A in 2013, as compared to 2012, was essentially flat as increased SG&A in our Animal Hospital, Laboratory segments, and at Corporate were mostly offset by decreased SG&A at our Vetstreet business.  The increased SG&A in our Animal Hospital, Laboratory segments, and at Corporate were primarily due to increased compensation-related costs of $7.1 million related to increased headcount to support our growing operations and to a lesser extent, executive compensation.  Mostly offsetting these increases were decreased administrative expenses of $2.1 million related to the 2013 acquisitions, as compared to those incurred on 2012 acquisitions and decreased SG&A at our Vetstreet business due to cost containment of $5.9 million. The remainder of the variance is attributable to several individually immaterial items.  As a result of the above mentioned decreases in year-over-year acquisition costs and decreased Vetstreet SG&A, consolidated SG&A as a percentage of consolidated revenue decreased 40 basis points.

The increased consolidated SG&A in 2012, as compared to 2011, included approximately $17.5 million from the acquisition of AVC, Vetstreet and ThinkPets. Excluding the impact of these acquisitions, consolidated SG&A increased by $18.5 million. The remaining increase was primarily due to increases in compensation-related expenses in Corporate, Animal Hospital and Laboratory segments of $5.1 million, $2.3 million, and $1.1 million, respectively.  The remainder of the increase was primarily due to increases in information technology expenses of $2.0 million and accounting, administrative and legal fees of $1.7 million in our corporate segment.  In addition, we experienced an increase in marketing costs of $0.9 million in our Laboratory business segment.

3.
We note from your disclosure in Note 15 that your Animal Hospital segment provides veterinary services for companion animals and sells related retail and pharmaceutical products. We also note that your “All Other” segment include businesses which sell digital radiography and ultrasound imaging equipment, related computer hardware, software and ancillary services. Please tell us the amount of consolidated revenue related to the sale of products and the amount of consolidated revenue related to services. To the extent that the revenue related to products is greater than 10% of total revenue, we believe that you should separately present the revenue and related direct costs separately on the income statement for both products and services in accordance with Rule 5-03.1 and 5-03.2 of Regulation S-X. Please advise or revise accordingly. In a similar regard, please revise Note 15 to ensure disclosure of revenues related to each product and service or each group of similar products and services in accordance with ASC 280-10-50-40.

Company Response

For the year ended December 31, 2013, revenue related to products totaled $132.7 million or 7.4% of consolidated revenues for the year.

For the year ended December 31, 2012, revenue related to products totaled $129.5 million or 7.6% of consolidated revenues for the year.

We have not typically disclosed revenues related to each product and service or each group of similar products and services in accordance with ASC 280-10-50-40 given that the majority of our revenues are generated from veterinary services and as mentioned above our revenue from the sale of products is not material.

If you have any questions with respect to the foregoing, please call me at (310) 571-6500.

Sincerely,

/s/ Tomas W. Fuller
Tomas W. Fuller
Chief Financial Officer
VCA Inc.

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